UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                  NevStar Gaming & Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   64156G102
                                (CUSIP Number)

                            Kenneth D. Polin, Esq.
            Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                         101 West Broadway, 17th Floor
                          San Diego, California 92101
                                (619) 515-9600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 31, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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
                                 SCHEDULE 13D

CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
      Richard R. Kelley

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]

                                                (b) [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS

PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

                  7     SOLE VOTING POWER
                        422,208
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               422,208
PERSON WITH
                  10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
422,208

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%

14    TYPE OF REPORTING PERSON
IN



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
ITEM 1.    SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of NevStar Gaming & Entertainment Corporation whose principal executive offices are located at 3175 West Post Road, Las Vegas, Nevada 89118.

ITEM 2.    IDENTITY AND BACKGROUND.

(a), (b) and (c)  The Reporting Person is:

Dr. Richard R. Kelley  ("Dr.  Kelley"),  c/o  Outrigger Enterprises, 4800 South
Lafayette   Street,   Englewood,   Colorado  80110-7011.    Present   principal
occupation:  Chairman of the Board, Outrigger Enterprises, Inc.

By virtue of the fact that Dr. Richard Tam ("Dr. Tam") is a participant in the Kelley Debt (as described below), and pursuant to such indebtedness, Drs. Kelley and Tam received warrants to purchase Common Stock and received Common Stock in the payment of interest, Dr. Tam might be considered a member of a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934 (the "Act") with Dr. Kelley. Pursuant to Rule 13d-4 under the Act, Dr. Kelley expressly declares that the filing of this statement and the information herein shall not be construed as an admission by Dr. Kelley that for purposes of
Section 13(d) or 13(g) of the Act, Dr. Kelley is a member of a group with Dr. Tam or his affiliates or is the beneficial owner of any securities which may be owned by Dr. Tam or his affiliates. Dr. Kelley has included information in this report concerning the holdings of Dr. Tam and his affiliates, which are known to him. The address of Dr. Tam is 2140 West Charleston Boulevard, Las Vegas, Nevada 89102 and reference is made to the Schedule 13D filed by Dr. Tam with respect to the holdings of securities of the Issuer for further information.

(d) During the last five years, Dr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Kelley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Dr. Kelley is a citizen of the United States of America.


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

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In May 1997, Dr. Kelley purchased 60,060 shares of Common Stock from PMJ Enterprises, Inc. ("PMJ") for $100,901 and at the same time Dr. Tam purchased 220,338 shares of Common Stock from PMJ for $370,168. The source of Dr. Kelley's funds was personal funds.

In connection with the Kelley Debt (see below), the Issuer issued a warrant exercisable until August 13, 2002 to purchase 200,000 shares of Common Stock to Dr. Kelley at a per share exercise price of $2.75 and issued an identical warrant to Dr. Tam.

On or about September 24, 1997, Dr. Kelley purchased for $99,000, 18,000 Units, each consisting of one share of Common Stock and two warrants to purchase shares of Common Stock at a per share exercise price of $5.50 in the Issuer's initial public offering ("IPO"). The source of these funds was personal funds.

On March 31, 1998, the Issuer issued to Dr. Kelley a five year warrant to purchase 37,500 shares of Common Stock for $2.00 per share in consideration of issuing a commitment to loan additional funds to the Issuer as described below. Dr. Tam was also issued an identical warrant.

As of March 31, 1998, the Issuer issued 70,648 shares of Common Stock to each of Dr. Tam and Dr. Kelley as payment of interest due on the Kelley Debt (as defined below).

THE KELLEY DEBT

The Issuer and Dr. Kelley entered into a Convertible Loan Agreement, dated as of August 14, 1995 (the "Loan Agreement") pursuant to which Dr. Kelley agreed to loan (the "First Kelley Loan") to the Issuer up to a maximum of $1,460,000 plus $43,800 as a commitment fee thereunder (for a total of $1,503,800) to finance certain working capital requirements of the Issuer.

On or about September 15, 1995, Dr. Kelley and Dr. Tam, each as to an undivided 50% tenant in common interest purchased notes issued by the Issuer from unrelated third parties (the "Notes") for the amount of principal and interest due thereon in the amount of $2,412,631.

Pursuant to an Amended and Restated Convertible Loan Agreement, dated April 18, 1996 between the Issuer and Dr. Kelley (the "New Kelley Loan Agreement"), the Issuer, Dr. Kelley and, pursuant to the Participation and Intercreditor Agreement (as discussed below), Dr. Tam agreed (i) to increase the credit available under the First Kelley Loan Agreement, and (ii) to consolidate the obligations under the Notes, and the First Kelley Loan into one loan (the "New Kelley Loan") evidenced by a convertible promissory note (the "New Kelley Note"). Under the New Kelley Loan Agreement, the terms of which superseded in its entirety the First Kelley Loan Agreement, the New Kelley Note was in the principal amount of $5,750,800.

Pursuant to the Participation and Intercreditor Agreement dated April 16, 1996, between Dr. Kelley and Dr. Tam ("Participation and Intercreditor Agreement"), Dr.


                                                             Page 4 of 9 Pages

Tam agreed to become a participant under the New Kelley Loan Agreement. Under the Participation and Intercreditor Agreement, Dr. Kelley and Dr. Tam agreed to each loan 50% of all loan proceeds, on the terms set forth in the New Kelley Loan Agreement and receive 50% of the repayments and benefits thereof, including any warrants issued in connection therewith or shares received upon conversion of the New Kelley Note.

Subsequent to April 1996, Dr. Kelley and Dr. Tam advanced in equal amounts an additional $550,000 to the Issuer as additional loans secured by deeds of trust. In August 1997, the New Kelley Loan and the subsequent advances (collectively, the "Kelley Debt") were restructured. The Kelley Debt was extended and is now payable over an approximate two-year period ending August 15, 1999 and the convertibility of the New Kelley Note was eliminated. The New Kelley Loan is secured by a first deed of trust and the Issuer's assets and the later advances by several subordinate deeds of trust on the Issuer's property in Mesquite, Nevada. All of the Kelley deeds of trust have been subordinated to the construction deed of trust in favor of First Credit Bank. The extended Kelley Debt bears interest at the greater of the prime rate of interest plus three percent or 11%, and is payable on a monthly basis, interest only, until August 15, 1999, at which time all principal and accrued interest is due and payable. The Issuer has the option to make interest payments on the Kelley Debt (in equal amounts to Drs. Kelley and Tam) in the form of shares of Common Stock (to be valued at the average closing price of the Common Stock on the NASDAQ SmallCap Market for the five (5) business days preceding the interest payment date) or cash subject to the following restrictions: (a) only up to a cumulative $525,000 in interest may be paid through the issuance of shares of Common Stock; and (b) the Issuer must pay interest in cash and not in Common Stock to the extent the Issuer determines that it has sufficient positive cash flow from operations in excess of its working capital needs. Interest from September 24, 1997 through March 15, 1998 in the amount of $405,750.46 was paid in the form of 70,648 shares of Common Stock issued to each of Drs. Tam and Kelley on March 31, 1998.

The Kelley Debt which is owed equally to Drs. Kelley and Tam can be summarized as follows: (i) $5,750,800 in principal amount secured by a deed of trust on the Issuer's real property and its other assets; (ii) $300,000 in principal amount secured by a deed of trust on the Issuer's real property; (iii) $250,000 in principal amount secured by a deed of trust on the Issuer's real property; and (iv) $25,000 in principal amount secured by a deed of trust on the Issuer's real property. All accrued and unpaid interest on the Kelley Debt as of the closing of Issuer's IPO in the amount of $959,812 was added to principal and bears interest at the stated rate. As of March 15, 1998, the principal and accrued interest on the Kelley Debt was $7,610,927.32, prior to the payment of interest in the form of stock on March 31, 1998 as described above.

On March 31, 1998, Drs. Kelley and Tam executed a financing commitment to lend to the Issuer up to $1,000,000 on the terms set forth therein. The obligations of Drs. Kelley and Tam under the commitment were conditioned upon the execution of legal documentation satisfactory to the parties and their counsel. The loan is to bear interest at the greater of Bank of Hawaii prime rate of interest plus 3% per annum or 12% per annum with a $10,000 commitment fee. The loan is to be secured by a deed of trust encumbering the Issuer's property in Mesquite, Nevada and governed by the terms of the New Kelley Loan Agreement. Advances can be obtained


                                                             Page 5 of 9 Pages
for current working capital purposes upon 20 days advance notice no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance is that the Issuer shall possess all gaming licenses required to fully operate the Mesquite Star Hotel and Casino. The loan would be due and payable one year from the initial draw date. As consideration for the loan commitment, Drs. Kelley and Tam were issued warrants in the amount of 37,500 shares each to purchase shares of Common Stock at an exercise price of $2.00 per share. In addition, for each $100,000 principal amount advanced under the loan, Drs. Kelley and Tam are to receive an additional 7,500 warrants each to purchase shares of Common Stock at a purchase price of $2.00 per share. All warrants are immediately exercisable for a term of five years and include a cashless exercise feature. The warrants are subject to certain registration rights.

ITEM 4.    PURPOSE OF TRANSACTION.

Dr. Kelley purchased all the shares of Common Stock solely for investment purposes. Dr. Kelley currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, Dr. Kelley may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons, at prices and/or other terms acceptable to him. In addition, Drs. Tam and Kelley may be issued additional shares of Common Stock as interest on the Kelley Loan or additional warrants for advances under the loan commitment.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

(a) and (b) Based on the number of shares of Common Stock outstanding on April 8, 1998, as will be set forth in Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997 which is 3,597,613 the following are the interests of the Reporting Person in securities of the Issuer:

(1) Dr. Kelley beneficially owns 422,208 shares of Common Stock, equal to 10.9%, including 148,708 shares of Common Stock owned directly, warrants to purchase 200,000, 36,000 and 37,500 shares of Common Stock at per share exercise prices of $2.75, $5.50 and $2.00, respectively. Dr. Kelley has the sole power to vote or direct the vote and to dispose or to direct the disposition, of all these shares.

Dr. Kelley has been advised that Dr. Tam directly beneficially owns 504,679 shares of Common Stock equal to 12.2%, including 167,341 shares of Common Stock owned directly, warrants to purchase 200,000, 79,838, 37,500 and 20,000 shares of Common Stock at a per share exercise price of $2.75, $0.25, $2.00 and $2.00, respectively. This does not include an option to purchase 12,500 shares of Common Stock at an exercise price of $2.03 which may become exercisable on December 11, 1998. In addition, Dr. Kelley has been advised that Dr. Tam may also be deemed to beneficially own 270,395 shares of Common Stock equal to 7.5% which are owned of record by Valley Star, LLC and Interworld Group, LLC, entities which are affiliated with Dr. Tam. Although the interests of Dr. Tam are noted for completeness, pursuant to Rule 13d-4, Dr. Kelley expressly declares that the filing of this statement shall not be construed as an admission that Dr. Kelley is, for the purposes of Section 13(d) or 13(g) of the Act, a member of a group with Dr. Tam or his affiliates or the beneficial owner of any securities held by them.


                                                             Page 6 of 9 Pages

(c) See Item 3 for a description of transactions in the Common Stock effected during the past 60 days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(a) Convertible Loan Agreement, dated as of August 14, 1995, between the Issuer and Richard R. Kelley (filed as Exhibit 10.51 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(b) Amended and Restated Convertible Loan Agreement, dated April 18, 1996, between the Issuer and Dr. Kelley and all amendments thereto (filed as Exhibit
10.78 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(c) Participation and Intercreditor Agreement dated April 18, 1996 between Drs. Kelley and Tam (filed as Exhibit 10.53 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(d) Financing commitment issued by Drs. Kelley and Tam to the Issuer on March 31, 1998 (filed as Exhibit (d) to Schedule 13D filed by Richard Tam, Valley Star, LLC and Interworld Group, LLC on April 10, 1998 and incorporated herein by reference).

(e) Power of Attorney of Dr. Kelley appointing Terrence A. Everett, Esq. to sign on his behalf.



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
                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 10, 1998                       /S/ RICHARD R. KELLEY
                                    Richard R. Kelley
                                    By: T.A. Everett, attorney in fact


                                                             Page 8 of 9 Pages

                                  Exhibit (e)

                               POWER OF ATTORNEY


      The undersigned, Dr. Richard Kelley, hereby grants a power of attorney to Terrence A. Everett to execute, deliver, file and record in his name, place and stead such instruments or documents as may be necessary or appropriate with the United States Securities and Exchange Commission in order to report interests of the undersigned in the securities of Nevstar Gaming & Entertainment Corporation and all other documents or materials related thereto, including but not limited to a Schedule 13D and amendments thereto. This power of attorney shall expire on June 1, 1998.

      IN WITNESS WHEREOF, the undersigned has executed this power of attorney on the date set forth below.


April 6, 1998                             /S/ DR. RICHARD KELLEY
                                          Dr. Richard Kelley


                                                             Page 9 of 9 Pages